UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 30, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI - UPDATE ON GHANAIAN OPERATIONS



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

30 March 2010

ANGLOGOLD ASHANTI - UPDATE ON GHANAIAN OPERATIONS

AngloGold Ashanti announced on 19 February 2010, that processing operations had been suspended at its Iduapriem mine in Ghana pending the establishment of a temporary tailings storage facility at the mine. AngloGold Ashanti is announcing today that it has applied for a permit from the Environmental Protection Agency of Ghana ("EPA") for the construction of this facility and expects gold production to resume at Iduapriem in April. The Company is accelerating the establishment of a water treatment plant and a new tailings storage facility which it aims to commission in the third quarter of 2010 and early 2011 respectively.

During the above period of suspension, the mining operations have continued at Iduapriem for most of the duration and certain plant maintenance scheduled for later this year has been brought forward and completed. The Company continues to assess the rescheduling of production at the mine, with a view to recovering some of the lost production during the remainder of 2010.

At its Obuasi mine in Ghana, AngloGold Ashanti has suspended the operation of gold processing pending the implementation of a revised water management strategy to reduce contaminants contained in its discharge.   Details of the strategy have been submitted to the EPA. The essence of the revised plan is to utilise existing infrastructure for the containment and treatment of water on site. The consequence of this is that production from the mine will be around 20,000 to 25,000 ounces lower than anticipated for second quarter of 2010, during which time alternative mining strategies already identified will be refined and implemented to mitigate further shortfalls. With the support and guidance of the EPA, the mine intends to establish additional water holding and treatment facilities progressively over the next 18 months.

In 2009, Iduapriem and Obuasi mines produced 190,000 ounces and 381,000 ounces of gold respectively and together accounted for some 12% of AngloGold Ashanti's global production. AngloGold Ashanti will provide an update of its full year guidance, taking into account the stoppages at Iduapriem and the above disruption at Obuasi, on or before it releases its first quarter results on 7 May 2010.

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+ 27 (0) 83 325 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 30, 2010

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary